Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

	Nine Months Ended
	September 30, 2016
Loss before income tax benefit and cumulative effect of change in accounting principle	$(705.2)
Distributed earnings net of income recognized on less than fifty percent owned persons	2.5
Noncontrolling interest in the income of subsidiary with fixed charges	(10.0)
	$(712.7)
Fixed Charges:
Interest expense	$89.9
Portion of rents deemed to be interest	5.7
Capitalized interest	3.1
Amortization of debt expense	2.6
Fixed charges excluding capitalized interest	101.3
Earnings adjustments:
Capitalized interest	(3.1)
Earnings, as adjusted	$(614.5)
Ratio of earnings to fixed charges	—	(1)

(1) For the nine months ended September 30, 2016, fixed charges exceeded earnings by $715.8 million.